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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                       PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                FOR MAY 14, 1999


                                ---------------


                               PETSEC ENERGY LTD

                           Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                   Australia
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                        Form 20-F _X_   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes ___   No _X_


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                                                          PETSEC ENERGY LTD
                                                         (A.C.N. 000 602 700)



14 May 1999





Australian Stock Exchange Limited
Level 10
20 Bond Street
Sydney, NSW 2000



Dear Sir,



RE:        APPOINTMENT OF NEW CHAIRMAN


Petsec Energy Ltd announces that Mr. Terry Fern has today been elected to the position of Chairman of the Board. Mr. Fern shall continue to act as CEO of the Company.

Mr. Adrian Fletcher, Chairman of the Company for the past 18 years has retired as a Director and as the Chairman.

The Board expressed its sincere thanks to Mr. Fletcher for his significant contribution to the Company over the years.



Yours faithfully,



E.M. CONWAY
Company Secretary



    Level 13, Gold Fields House, 1 Alfred Street, Sydney NSW 2000 Australia
                 PO Box R204, Royal Exchange NSW 1225 Australia
           Telephone (61) (2) 9247 4605 Facsimile (61) (2) 9251 2410
           Company information is available on http://www.petsec.com


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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PETSEC ENERGY LTD



Date: May 14, 1999                        By:  /s/ E.M. CONWAY
                                               --------------------------------
                                                 Name:  E. M. Conway
                                                 Title: Company Secretary